Exhibit 3.1

Certificate of Amendment

(Pursuant to NRS 78.385 AND 78.390)

1. Name of corporation:

Pacific Oil Company

2. The articles have been amended as follows:

1. NAME OF CORPORATION: The name of the corporation is Financial Gravity Companies, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 55.9%

4. Effective date and time of filing: (optional) DATE: _______       TIME: ____________

5. Signature:

X /S/ John Pollack

Authorized Signature